

Mail Stop 3720

January 29, 2009

Mr. Lawrence A. Sala
Chief Executive Officer
Anaren, Inc.
6635 Kirkville Road
East Syracuse, New York 13057

> **Re: Anaren, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 15, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
> **File No. 0-06620**

Dear Mr. Sala:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Year Ended June 30, 2008 Compared to Year Ended June 30, 2007, page 21

Operating Income, page 22

1. Tell us your basis for accruing a $350,000 charge for anticipated costs to repair a custom assembly product in the Wireless group.

Note 1 – Summary of Significant Accounting Policies, page 44

(c) Revenue Recognition, page 44

2. Disclose, in future filings, the amounts of revenue recognized in excess of billings and other disclosures required for long-term contracts by Rule 5-02 of Regulation S-X.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Note 6 – Intangible Assets, page 10

3. Tell us and disclose, in future filings, the useful lives of each type of intangible asset acquired in your acquisitions of M.S. Kennedy, Corp. and Unicircuit, Inc.

Note 10 – Other Liabilities, page 12

4. Tell us the nature of the "other liabilities" of $1,562,912 at September 30, 2008.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368, or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director